

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via Email
Pieter van der Harst
Chief Financial Officer
RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

>   **Re: RBS Holdings N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed March 23, 2012**
>   **File No. 001-14624**

Dear Mr. van der Harst:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Business Review, page 5

1.   Please consider including an organizational chart in future filings, as your organizational structure and relationship with parent entities is complex and difficult to understand as written.

Risk and balance sheet management, page 29

2.   Please expand your disclosure to explain your policies in the event of a risk limit breach, including under what circumstances breaches in risk limits are reported to senior level executives. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

Risk management: Credit risk, page 47

3.   We note the following statement on page 48: "Specific reporting on trends in RBSH Group's sector risk exposure is provided to senior management and the RBSH Group Managing Board." Please clarify how often and under what circumstances trends are reported to the Managing Board, and thereafter reported from the Managing Board to the Supervisory Board. For example, please explain whether information is communicated on a monthly basis, a quarterly basis, etc.

Summary Dutch Banking Code, page 105

4.   Please explain whether there is any penalty, financial or otherwise, associated with your non-compliance with Section 6.3.4 of the Dutch Banking Code, as discussed on page 105.

Financial statements, page 107

Accounting policies, page 113

16. Impairment of financial assets, page 117

5.   You disclose on page 118 that for portfolios that are collectively assessed for impairment, the timing of the write off principally reflects historic recovery experience for each portfolio. Please revise your future filings to more clearly identify the typical time frames at which write offs occur for each of your portfolios.

Notes on the accounts, page 125

Note 28. Memorandum items, page 171

Litigation and investigations, page 172

6.   We note that you have aggregated provisions for claims and litigation, property provisions and other provisions as a single class. Tell us how you concluded this level of aggregation met the criteria in paragraph 87 of IAS 37. In this regard, tell us how you concluded that claims and litigation would, at a minimum, not be a single class of provisions given the varying nature of these items and the inability to sufficiently summarize in a single statement the nature, risk and uncertainties related to them as compared to property and other provisions.

7.   To the extent that you conclude that claims and litigation should be its own class of provisions, or multiple classes of provisions, please also expand your disclosure to link the information in your rollforward to the narrative disclosures required by paragraph 85 of IAS 37 for those classes.

Other investigations, page 174

8.   You disclose here that RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management, and asset quality. You also disclose your consent to a Cease and Desist Order requiring you to address certain measures identified by the Federal Reserve and state banking supervisors.

   - Where such agreements are publicly available, as in the case of a formal cease and desist order, clear and transparent disclosure of the measures identified in the order as well your progress in meeting those measures is required. In future filings, please revise this footnote, or another section of the document deemed to be more appropriate, to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future, as well as applicable timeframes, in order to be in compliance with these requirements. Please provide us with the outlines of your proposed disclosure for such formal agreements.
   - Where a registrant has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, we understand that in some circumstances they may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a registrant must still disclose any impact of complying with such agreements to the extent material. Please confirm that in your future filings you will clearly disclose the *impact of complying* with any such agreements or understandings to the extent material.

Additional Information, page 218

Renegotiated Loans, page 223

9.   We note that your statement in footnote (1) to the table of Renegotiated loans refers to "restructured" loan data. However, the information presented in your table appears to include information related to only "renegotiated" loans, which are a subset of restructured loans. Please tell us and revise future filings to clarify this apparent discrepancy in terminology.

10.   In footnote (1) to the table of Renegotiated loans you indicate that the loan data include only those arrangements above thresholds set individually by the divisions, ranging from nil to 10 million Euros. Please tell us how you considered the extent to which a significant amount of loans that have been restructured may be omitted from your disclosure based on individual thresholds established at the division level. Tell us how you considered whether failing to properly characterize such loans as restructured loans would prevent you from capturing the true inherent credit risk of these restructured loans.

Risk elements in lending and potential problem loans, page 224

11.   We note from your Renegotiated loans disclosure on page 223 that restructured loans for which an impairment provision is required continue to be reported as impaired loans. We also note your disclosure here that states impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Please clarify for us what is meant by your statement in the second half of this sentence that "the entire portfolio is included in impaired loans." Further, please also address the following regarding your restructured loans included within impaired loans:

- Revise future filings to separately disclose, either within your tabular disclosure or in a footnote to the table, the amount of restructured loans included for each period.
- Clarify whether restructured loans are ever removed from impaired loans after a period of time, and the circumstances under which that would happen. Revise future filings to disclose this information.
- Revise future filings to disclose whether you restructure loans more than once. On a similar note, please disclose whether you renegotiate or otherwise modify loans more than once.
- Tell us, and revise future filings as appropriate, whether you consider restructured loans as a separate risk pool when determining the amount of collective retail impairments for loan losses. Please refer to AG87 and AG88 of IAS 39.

Glossary of terms, page 246

12.   We note your definition on page 251 of both renegotiated loans and restructured loans, which refers the reader to your definition of renegotiated loans. Per your disclosure on page 223, it appears that restructured loans are modified loans where an impairment provision is required, whereas renegotiated loans (a subset of restructured loans) are modified loans for which no impairment provision is required. Please revise your disclosure here in future filings to better describe and clarify the distinction between these two terms.

Risk factors, page 236

"RBSH Group is reliant on the RBSG Group," page 236

13.   Please quantify the capital, liquidity and funding support received from the RBSG Group for the 2011 fiscal year. Please also discuss the services and infrastructure received from RBSG Group required in order to operate the business.

14.   We note your statement that the RBSG Risk Factors are incorporated by reference into the 2011 Form 20-F; however, the document containing these risk factors is not listed in the exhibit index to the filing as incorporated by reference. Please reconcile. See Item 19 of Form 20-F.

Index to Exhibits

15.   Refer to Item 19 of Form 20-F. It appears that you have not filed any material contracts. Please tell us why, or file them promptly. In your response, please specifically provide the basis for your determination that you are not required to file the agreements discussed under "Material contracts" on page 235. If you have already filed all exhibits covered by Item 19 of Form 20-F, please revise your exhibit index in future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Celia Soehner at (202) 551-3463 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director